United States Securities and Exchange Commission Washington, D.C. 20549
Form 12b-25
Notification of Late Filing
(Check one):
___ Form 10-K __ Form 20-F __ Form 11-K ___ Form 10-Q X Form N-SAR
For the Period Ended:	08/31/2010
Full Name of Registrant	DBlaine Investment Trust
Former Name if Applicable
Address of Principal Executive Office (Street & Number)	806 Harvest Trail Buffalo, MN 55313
Part II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[ X ]
(b)          The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion  thereof,  will be filed on or before the fifteenth  calendar day following the prescribed due date; or the subject  quarterly report transition

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable
Part III – Narrative
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In July, 2010, the Dblaine Fund changed service providers, resulting in the need to have relevant financial and tax data transferred across multiple entities.  As a result, all necessary tax and financial information could not be sufficiently compiled in order to complete the Form N-SAR filing required on November 1, 2010.  The filing was completed on November 2, 2010.

Part IV - Other Information
(1)	Name and telephone number of person to contact in regard to this notification
Karen Shupe 804-267-7417
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed?

Yes

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

No

(Name of Registrant as Specified in Charter)	DBLAINE INVESTMENT TRUST has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized
Date: 11/02/2010	By: /s/ David Welliver David Welliver Chairman